                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of February 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X          Form 40-F
                                 -----                  -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                           Yes                    No   X
                               -----                 -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

LOANS TO SUBSIDIARIES


     On February 21, 2005, Shinhan Financial Group approved the extension of a loan to our subsidiary, Shinhan Card. We will fund this loan through the issuance of commercial papers in the domestic market. For more details, please refer to the following summary of the transaction.


< SUMMARY OF THE TRANSACTION >


  (1)  Name of the subsidiary (borrower):      Shinhan Card
  (2)  Transaction amount of the loan:         KRW 100,000,000,000
  (3)  Loan origination date:                  February 21, 2005
  (4)  Total loans to Shinhan Card
       (as of February 21, 2005):              KRW 1,100,000,000,000
  (5)  Maturity:                               7 days
  (6)  Interest rate:                          CP issue rate + 20bp
  (7)  Date of approval:                       February 21, 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : February 21, 2005